Exhibit 1

For Immediate Release	5 December 2019

WPP PLC (“WPP”)

Completion of Kantar transaction

Kantar transaction completed; leverage reduced to lower end of target range; share buyback to commence shortly

WPP today announces that it has completed the transaction to sell 60% of Kantar, its global data, research, consulting and analytics business, to Bain Capital Private Equity, with respect to approximately 90% of the Kantar business, and that the proportionate transaction proceeds have been received.

Following final completion in respect of the remaining Kantar business in the first half of 2020, total aggregate net proceeds after transaction costs, tax and WPP’s continuing investment in 40% of the equity of Kantar are expected to be approximately $3.1bn (approximately £2.4bn1).

The Kantar transaction was originally announced on 12 July 2019 and further details were included in a circular sent to WPP’s shareholders on 7 October 2019. As previously set out, WPP intends to retain approximately 60% of the net proceeds (approximately $1.9bn or £1.4bn) to reduce debt to the low end of the target leverage range of 1.5 – 1.75x average net debt/EBITDA2 for 2020, and to return approximately 40% of the net proceeds (approximately $1.2bn or £950m) to shareholders. WPP today announces that the return to shareholders will be executed via a share repurchase programme, which we expect to commence shortly, with an initial tranche of approximately £250m, of the total £950m, planned to be completed by March 2020.

Mark Read, Chief Executive Officer, WPP, said:

“The completion of the Kantar transaction, earlier than anticipated, achieves the objective we set out in December 2018 to strengthen our balance sheet, and substantially completes our disposal programme. It is a major step in simplifying and focusing WPP, and we intend to return around 8% of our share capital to shareholders through a buyback programme. The partnership with Bain Capital means that we will participate in the future growth of Kantar as well as allowing our clients to continue to benefit from Kantar’s services.”

1 All $ values are translated into £ at an exchange rate of £1:$1.31

2 Net debt/EBITDA ratio calculated excluding impact of IFRS 16: Leases

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of WPP is Marie Capes, Company Secretary.

For further information:

Investors and analysts
Peregrine Riviere	+44 7909 907193
Lisa Hau	+44 7824 496015
Fran Butera (US)	+1 914 484 1198

Media
Chris Wade	+44 20 7282 4600
Kevin McCormack (US)	+1 212 632 2239
Juliana Yeh (APAC)	+852 2280 3790

Richard Oldworth,	+44 20 7466 5000
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wpp.com/investors

This announcement is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.